Exhibit 99.2
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-------------------------------- PRESS RELEASE ---------------------------------
Aqua Care Systems, Inc.                                            March 2, 2001
Coral Springs, Florida                                     For immediate release


                        AQUA CARE SYSTEMS, INC. ANNOUNCES

                                LETTER OF INTENT

Aqua Care Systems, Inc., (NASDAQ: AQCR), (the "Company"), announced today that it has entered into a letter of intent to acquire certain of the assets of Access Pharmacy and Home Health Services of Davie, LLC, ("Access Pharmacy"). Access Pharmacy is a home infusion and pharmaceutical distribution company with annualized revenues of approximately $18MM.

The transaction is subject to several contingencies including, but not limited to, completion of due diligence, execution of a definitive purchase agreement and an audit of Access Pharmacy's financial statements. Terms of the transaction were not disclosed, but are expected to include a combination of cash, notes and Aqua Care Common Stock. The Company anticipates that a closing of this transaction will occur in the first quarter of 2001, if the contingencies are satisfied.

Norman J. Hoskin, who took over as the Company's President and CEO last year, stated, "During the past year, we have continually explored various diverse industries in order to minimize the risk associated with downturns and swings in the economy which may negatively impact the Company's core businesses. We are very excited about the near and long-term possibilities to create shareholder value presented by the home health care industry. The Company has resources with extensive experience in this relatively recession proof industry, and Access Pharmacy has an excellent team of dedicated home health care professionals that would provide a substantial basis upon which to build."

The home health care industry, based on a representative sampling of public companies, has enjoyed an increase in shareholder value of 131% in 2000, prior to the beneficial effect of the prospective payment system which took effect in October 2000. Comparatively, the water industry, S&P 500 and NASDAQ performed poorly at the rates of (11)%, (8)% and (31)%, respectively, during the same period.

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Aqua Care Systems, Inc., based in Coral Springs, Florida, currently designs, manufactures and sells fluid handling, filtration and water purification systems and products.
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The statements in this press release that are not historical facts constitute
"forward-looking statements" that involve risks, uncertainties and other facts that may cause actual results to be materially different from those set forth in the forward-looking statements. Such factors include but are not limited to the following: general economic and business conditions; competition; the ability to implement and the effectiveness of business strategy and development plans; quality of management; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; and availability and cost of raw materials and supplies. Aqua Care Systems, Inc. will not undertake and specifically declines any obligation to publicly release events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Contact:
Aqua Care Systems, Inc.
Norman J. Hoskin
President & CEO
(954) 796-3338